September 22, 2004

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 9/29

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8243-5425 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Kai Da

(Enclosures)

cc: Jun Yao
(Ping An Insurance (Group) Company of China, Ltd.)

William Y. Chua
Jiang Liu
(Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Announcement, dated September 20, 2004
2. Unusual volume movement, dated September 8, 2004

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement

SUMMARY

Further to the announcement made by the Company dated 27 August 2004, the Company wishes to announce that accumulated premium income and relevant data concerning market share of insurance companies in the PRC for the period up to 31 August 2004 will be released on CIRC's website (http://www.circ.gov.cn) and announced the following information pursuant to Rule 13.09 of the Listing Rules.

The board of directors of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") would like to announce pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") that further to the announcement made by the Company dated 27 August 2004, China Insurance Regulatory Commission ("**CIRC**") will continue to release the information regarding the accumulated premium income and relevant data concerning the market share of the insurance companies in the PRC for the period from 1 January 2004 up to 31 August 2004 on its website (http://www.circ.gov.cn).

The Company has provided the unaudited accumulated premium income of Ping An Life Insurance Company of China, Ltd., and Ping An Property & Casualty Insurance Company of China, Ltd., which are the two of the principal operating subsidiaries of the Company receiving premium income, for the period from 1 January 2004 up to 31 August 2004 in the respective amount of RMB37,814.97 million and RMB7,122.04 million to CIRC for the purpose of the release on CIRC's website and the calculation by CIRC of the market share of the Company to be released on CIRC's website. The information provided by the Company is based on unaudited management accounts as contained in the monthly return required to be filed with CIRC by each PRC insurance company which have not been reviewed by the Company's audit committee and is prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP and which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in according with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 17 September 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Li Heihu, Gao Lei, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"

Investor

Investment Service Centre

Listed Companies Information

PING AN<02318> - Unusual volume movement

The Stock Exchange has received a message from Ping An Insurance (Group) Company of China, Ltd. which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the H shares of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the Board comprises Mr. Ma Mingzhe, Mr. Sun Jianyi, both of whom are executive directors, Mr. Li Heihu, Mr. Gao Lei, Mr. Huang Jianping, Mr. Liu Haifeng David, Mr. Henry Cornell, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip Hope, Mr. Dicky Peter Yip, Ms. Lin Lijun, Mr. Fan Gang, Mr. Dou Wenwei, Mr. Shi Yuxin, Mr. Hu Aimin, all of whom are non-executive directors, Mr. Bao Youde, Mr. Kwong Che Keung Gordon and Mr. Cheung Wing Yui, all of whom are independent non-executive directors.

By order of the Board
Ping An Insurance (Group) Company of China, Ltd.

Natalia Seng
Joint Company Secretary

7 September 2004"